

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 11, 2011

Charles Ryan
Chief Financial Officer
Erickson Air-Crane Incorporated
5550 SW Macadam Avenue, Suite 200
Portland, Oregon 97239

> **Re:** **Erickson Air-Crane Incorporated**
> **Amendment No. 5 to**
> **Registration Statement on Form S-1**
> **Filed December 27, 2010**
> **File No. 333-166752**

Dear Mr. Ryan:

We have received your response to our prior comment letter to you dated October 20, 2010 and have the following additional comments.

General

1.  In your next amendment please fill in all information omitted from the prospectus other than information omitted pursuant to Rule 430A of the Securities Act.

2.  Please revise throughout your filing to update discussions of the potential breach of debt covenants and whether a deposit has been received from Wan Yu Industries Groups, Limited since the filing of the fifth amendment to your registration statement. Additionally please update your Recent Business Developments section on page five and file any revised agreements as exhibits to your next amendment as applicable.

3.  Please revise throughout your filing as applicable to disclose that Wan Yu Industries Groups, Limited's ability to complete the purchase of the Aircranes may require additional approvals from government entities, including approvals to release funds allocated to the purchase of the Aircranes.

Note Regarding Financial Covenant Compliance, page ii

4. Please revise your disclosure to clarify, if true, that the termination of the aircraft sale agreement with Aliar Aircrane Services Especializados Ltda. in 2010 has caused you to anticipate not being in compliance with certain of your financial debt covenants as of December 31, 2010. Additionally, please revise your disclosure to clarify, if true, that you only anticipate receiving Aircrane sales revenues at the earliest in the first quarter of 2011 because Wan Yu Industries Groups, Limited has not yet made the payment that is due on or before January 31, 2011.

Prospectus Summary, page 1

Our Company, page 1

5. We note your disclosure in the last sentence of the risk factor beginning on page 16. Please include disclosure in this section that the Aircrane sales to Wan Yu Industries Groups, Limited represent a significant portion of your anticipated revenues in 2011 and 2012.

6. We note your disclosure in the second risk factor on page 15 that backlog includes the expected revenues from Aircrane sales to Wan Yu Industries Groups, Limited. Please provide us with your analysis under Item 101(c)(viii) of Regulation S-K for including these revenues in your backlog given the non-refundable deposit due on or before January 31, 2011 and the other substantial risks and uncertainties with respect to this arrangement. Additionally, please revise this section and elsewhere in your prospectus as applicable to provide an indication of the portion of the backlog not reasonably expected to be filled within the current fiscal year.

Changes to Our Company Since Our 2007 Acquisition, page 4

7. We note your response to our prior comment one. Please revise the cross-reference on page five to the "Trends and Uncertainties" section of the Management's Discussion and Analysis of Financial Condition and Results of Operations to state "Trends and Uncertainties Affecting Our Business."

Recent Business Developments, page 5

8. Please revise the second paragraph of this section to include disclosure that this agreement is subject to substantial risks and uncertainties and to include a cross reference to the risk factor beginning on page 16.

9. Please revise to discuss the termination of the Aliar Aircrane Servicos Especializados Ltda. aircraft sale agreement including the reasons for the termination of the agreement especially given that disclosures in the filing, such as on page 44, indicate that the aircraft was substantially completed on December 8, 2010 and this agreement was terminated on December 13, 2010.

The Offering, page 6

Use of Proceeds, page 6

10. We note your response to our prior comment three and reissue in part. Please revise the second paragraph of this section to include the information set forth in the penultimate sentence of the last paragraph on page 69.

Risk Factors, page 12

We may not realize the anticipated benefits of acquisitions, page 24

11. We note your disclosure in the risk factor beginning on page 16. Please revise this risk factor to include disclosure regarding your assistance to Wan Yu Industries Groups, Limited to develop capabilities and facilities to manufacture, market and support the Aircrane in China or please advise.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 40

Trends and Uncertainties Affecting Our Business; Aircrane Sales, page 43

12. We note your disclosure in the second paragraph of this section that you do not anticipate recognizing "significant" revenue in the fourth quarter of 2010 in connection with your agreement with Wan Yu Industries Groups, Limited. This appears to conflict with disclosure elsewhere in the filing which indicates that you do not expect to recognize any Aircrane sales revenues until the first quarter of 2011. Please advise or please revise your disclosure to remove this discrepancy.

Part II

Exhibit Index, page II-6

13. We note your response to our prior comment 6. Please advise when you plan to file Exhibit 5.1.

Exhibits 3.3, 3.4 and 10.2

14. We note that you have filed as Exhibits 3.3, 3.4 and 10.2 the Form of Second Amended and Restated Certificate of Incorporation, the Form of Second Amended and Restated Bylaws and the Form of Erickson Air-Crane Incorporated Stock Incentive Plan, respectively. We also note your disclosure in the first paragraph on page 130 that you will complete a recapitalization and amend and restate your certificate of incorporation prior to the completion of this offering and your disclosure in the carryover paragraph starting on page 118 that you intend to adopt the 2011 Stock Incentive Plan before you complete this offering. Please advise as to whether you will file the executed Second Amended and Restated Certificate of Incorporation, the Second Amended and Restated Bylaws and the Erickson Air-Crane Incorporated Stock Incentive Plan in a future amendment to your registration statement.

Exhibit 10.20

15. Please advise as to why the parties amended this agreement to modify the amount of the deposit and extend the date by which the deposit must be paid.

16. We also note that this exhibit refers to Attachments 1, 2 and 3 which are not yet attached. Please refile Exhibit 10.20 to include these attachments or please advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Juan Migone at (202) 551-3312 or David Humphrey at (202) 551-3211 if you have questions regarding comments on the financial statements and related matters.  Please contact John Dana Brown at (202) 551-3859 or the undersigned at (202) 551-3574 with any other questions.


Sincerely,


Julie F. Rizzo
Attorney-Advisor


cc:    John J. Halle, Esq.
       Fax: (503) 220-2480